ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts. com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
February 23, 2011

VIA HAND DELIVERY AND EDGAR
Ms. Joanna Lam
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Carrizo Oil & Gas, Inc. Response to SEC Staff Comments Received by Facsimile dated February 10, 2011
Dear Ms. Lam:
     On behalf of our client, Carrizo Oil & Gas, Inc. (the “Company”), we are providing the enclosed memorandum in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by facsimile dated February 10, 2011, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 and the Company’s Forms 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 (File No. 0-29187-87).
     Please contact Hillary Holmes at (713) 229-1508 or Gene J. Oshman at (713) 229-1178 of Baker Botts L.L.P. with any questions or comments.
     Thank you for your attention to this matter.

BAKER BOTTS L.L.P.
By:	/s/ Hillary H. Holmes
Hillary H. Holmes

Enclosure

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cc:	H. Roger Schwall Caroline Kim Jenifer Gallagher Timothy Levenberg Securities and Exchange Commission Paul F. Boling Gerald A. Morton David L. Pitts Carrizo Oil & Gas, Inc.

February 23, 2011
MEMORANDUM

TO:	Mr. Roger Schwall
Ms. Caroline Kim
Mr. Timothy Levenberg
Ms. Joanna Lam
Ms. Jenifer Gallagher
Division of Corporation Finance
Securities and Exchange Commission

FROM:	Carrizo Oil & Gas, Inc.

RE:	Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 7, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 9, 2010
Response to SEC Staff Comments Dated February 10, 2011
(File No. 0-29187-87);
     We are responding to comments received via facsimile from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated February 10, 2011 regarding our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 and our Quarterly Reports on Form 10-Q for each of the Fiscal Quarters ended March 31, 2010, June 30, 2010 and September 30, 2010. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.
1.	We note your response to comment six in our letter dated December 30, 2010 in which you indicate that you follow the cost method of accounting for the B units ACP II Marcellus LLC [ACP II] and recognize cash distributions received with respect to the B units as income as you have no influence over ACP II’s operating and financial policies. You also indicate that the distributions you received in the third quarter of 2010 relate to the sale of properties to Reliance Marcellus II, LLC [Reliance] through ACP II. Please address the following points:
a)	Explain the methods and assumptions you used to determine the fair value of the B units received from ACP II and state the value you assigned to these units initially based on that evaluation.

The B Units received from ACP II entitle the Company (through a Carrizo wholly-owned subsidiary) to certain percentages of ACP II’s cash distributions to affiliates of Avista Capital Partners, LP (together with its affiliates, “Avista”), only when those cash distributions exceed certain internal rates-of-return and return-on-investment thresholds with respect to Avista’s investment as set forth in the limited liability company agreement of ACP II (“IRR” and “ROI,” respectively). To estimate the initial fair value of the B Units, we evaluated the distributions, if any, to which the B Units would have been entitled at the date that Avista initially capitalized ACP II with properties. Given that Avista’s investment at the time of such capitalization was the fair value of ACP II’s leasehold interests, and that the only source of cash distributions at such time would have been from the liquidation of ACP II’s leasehold interests at fair value, we concluded that the B Units would not have been entitled to any distribution in such a liquidation, since the lowest requisite IRR threshold for such a distribution in respect of the B Units would not have been exceeded. As a result, we concluded that the fair value of the B Units was zero and assigned no value to the B Units.

b)	As à holder of the B units, it would appear that you acquired an indirect interest in the oil and gas properties owned by ACP II. Tell us why you believe that it is appropriate to account for these units under the cost method rather than the full cost method of accounting for oil and gas properties. Refer to Rule 4-10(c)(2) of Regulation S-X and address the applicability of this guidance in your response.

In evaluating the appropriate method of accounting for the Company’s B Units, we considered whether the rights and obligations of the B Units resulted in the acquisition of an ownership interest in the oil and gas properties owned by ACP II. ACP II’s governing documents and Delaware state law expressly provide that the B Units do not constitute ownership interests in the oil and gas properties owned by ACP II. The limited liability company agreement of ACP II states:
All property owned by [ACP II], whether real or personal, tangible or intangible, shall be deemed to be owned by [ACP II], and no Interest Holder, individually, shall have any ownership of such property. (emphasis added).
Further, Section 18-701 of the Delaware Limited Liability Company Act states:
A member has no interest in specific limited liability company property. (emphasis added)

We note that the rights of the B Unit holders are far more limited than those of a member of a limited liability company such as ACP II. Based on the express language of the applicable Delaware statute and the limited liability company agreement of ACP II and the very limited rights it provides to B Unit holders, we concluded that the B Units do not represent an ownership interest in the underlying oil and gas properties owned by ACP II.

In reaching this conclusion, we also considered a number of similarities between the Company’s ownership of the B Units and the ownership of stock in a corporation. For example, stockholders do not own an interest in the underlying assets of the corporation and are entitled to a dividend only if and when declared by a corporation’s board of directors. Corporations have the ability to elect whether to declare a dividend or reinvest profits in the business. Dividends are not liabilities of a corporation or income/receivables of a stockholder until declared by the board of directors. Similar to a corporation, ACP II controls whether to make distributions or to reinvest proceeds in its business, as well as the timing of any distributions and any amounts to be held back from distributions. We believe it is important to distinguish between, for example, (1) a traditional net profits interest, which is tied directly to an interest in production created from a working interest and can accordingly be measured as a certain percentage of the net profits from the operation of an oil and gas property, and (2) the Company’s B Unit distributions, which cannot be measured or accrued until ACP II has elected to make cash distributions, and which are a function of Avista’s IRR and ROI.

We have also considered the guidance of Rule 4-10(c)(2) of Regulation S-X, which states that “All costs associated with property acquisition, exploration, and development activities . .. . shall be capitalized within the appropriate cost center.” Because the B Units do not represent an ownership interest in ACP II’s oil and gas properties, the B Units cannot require the Company to incur property acquisition, exploration or development costs related to the oil and gas properties owned by ACP II and accordingly, we concluded that Rule 4-10(c)(2) of Regulation S-X did not apply.

Having made that determination, we evaluated the voting rights of the B Units. The business and affairs of ACP II are managed under the direction of a three-member board of managers, consisting of employees and principals of Avista. The B Units have only very limited rights with respect to any actions of ACP II and no voting rights with respect to the election of managers; in fact, the Company, as the B Unit holder, is not even considered a member of ACP II. In this regard, we respectfully disagree with the Staff’s characterization of the sale of ACP II’s properties to the extent it implies that the Company effectuated the sale “through” ACP II. Considering the minimal rights associated with the B Units and the fact that the Company has no representation on the board of managers, we concluded that the B Units have virtually no influence over ACP II’s operating and financial policies, and accordingly, concluded it was appropriate to follow the cost method of accounting for the B Units. Under the cost method, cash distributions received with respect to the B Units are recognized as distribution income.

c)	Given the fact that ACP II sold the oil and gas properties to Reliance and distributed extra proceeds to you as a holder of the B units, you indirectly received this consideration from the sale of oil and gas properties through ACP II. Rule 4-10(c)(6)(i) of Regulation S-X requires sales of oil and gas properties be accounted for as adjustments of capitalized costs, with no gain or loss recognized. Rule 4-10(c)(6)(iii) also requires all consideration received from sales or transfer of properties in connection with partnerships, joint venture operations or various other forms of drilling arrangements involving oil and gas exploration and development activities to be accounted for as adjustments to the full cost pool. Tell us how you determined that the income recognition of distributions received from ACP II is consistent with these requirements of the full cost methodology.
In evaluating the appropriate accounting for the distributions made by ACP II in respect of the B Units, we considered Rule 4-10(c)(6)(i) of Regulation S-X, which states that “sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center.” Because this paragraph addresses the amortization of properties, capitalized costs and proved reserves, we interpret it to apply in situations where a company has an ownership interest in the underlying properties being sold. Because we had concluded that the B Units do not represent an ownership interest in the underlying oil and gas properties owned by ACP II, we concluded that this paragraph did not apply.

Rule 4-10(c)(6)(iii) is an exception to Rule 4-10(c)(6) of Regulation S-X, which states that “The provisions of paragraph (h) of this section, “Mineral property conveyances and related transactions if the successful efforts method of accounting is followed,” shall apply also to those reporting entities following the full cost method” and is based on the oil and gas property, plant, and equipment derecognition guidance for “Mineral Property Conveyances and Related Transactions” included in FASB ASC paragraphs 932-360-40-4 through 932-360-40-9, along with the related implementation guidance and illustrations included in FASB ASC paragraphs 932-360-50-2 through 932-360-50-14. These paragraphs discuss conveyances of mineral interests in properties to others and provide guidance as to when it is appropriate to recognize gains or losses on conveyances, including the appropriate accounting for several examples of conveyance transactions and joint venture and drilling arrangements that are common in the oil and gas industry.

In considering the application of Rule 4-10(c)(6)(iii) to the accounting for the distributions made by ACP II in respect of the B Units, we relied on the derecognition and implementation guidance to clarify the types of transactions contemplated by the sales or transfers of properties in connection with partnerships, joint venture operations, or various other forms of drilling arrangements involving oil and gas exploration and development activities referenced in Rule 4-10(c)(6)(iii). Because the derecognition and implementation guidance only discusses situations in which the selling or transferring entity has an ownership interest in the property being sold or transferred, including examples such as carried interests, exchanges of an operating interest for an operating interest, sales of interests in unproved properties, partial interests in unproved properties sold, sales of operating interests with retention of a nonoperating interest, etc., we interpreted Rule 4-10(c)(6)(iii) to apply only to situations where a company receives consideration when selling or transferring properties in which it has an ownership interest. Further, a number of additional factors diminish any correlation between the B Units distribution and ACP II’s receipt of proceeds from the sale of its properties, including ACP II’s control over the sale decision, over the timing of distributions and over any decision associated with amounts elected to be withheld from the distribution for use by ACP II, as well as the fact that the amount of distributions to the B Units is principally a function of Avista’s IRR and ROI. Because the Company did not have an ownership interest in the properties sold by ACP II, and because the consideration for the sale of those properties was received by ACP II, we concluded that Rule 4-10(c)(6)(iii) did not apply. We believe this conclusion is particularly appropriate for the B Units, which constitute a passive interest with very limited protective rights and, under certain circumstances, entitlements to cash distributions at specified levels.

     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We wish to resolve these matters as quickly as possible and, to that end, have provided responses that we believe fully address the Staff’s additional comments. In the event that the Staff has any further questions regarding the matters addressed in this response, we would appreciate the opportunity to hear and address any such questions by telephone. Please contact Gerald M. Morton, General Counsel, at (713) 328-1073, or Gene J. Oshman of Baker Botts L.L.P. at (713) 229-1178, with any questions regarding this response.

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